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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 2004
Commission File No. 1-11284

NORANDA INC.
(Translation of registrant's name into English)

181 Bay Street, Suite 200, BCE Place,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORANDA INC. (Registrant)
August 3, 2004	By:	/s/ STEPHEN K. YOUNG Stephen K. Young — Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated July 6, 2004 of Noranda Inc. regarding "Noranda to Webcast Second Quarter 2004 Financial Results Conference Call".
99.2	Press release dated July 19, 2004 of Noranda Inc. regarding "US Court Confirms Noranda Subsidiaries' Acquisition of 50% Interest in Bauxite and Alumina Assets from Kaiser".
99.3	Press release dated July 29, 2004 of Noranda Inc. regarding "Noranda Reports Quarterly Earnings of US$107 Million Lowers Debt to Capitalization Ratio to 39%".
99.4	Press release dated July 29, 2004 of Noranda Inc. regarding "Noranda Provides Update on Altonorte Smelter Production".

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SIGNATURES
EXHIBIT INDEX